Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-121584 and No. 333-145074) on Form S-8 of Sanofi of our report dated June 28, 2023, with respect to the statements of net assets available for benefits of the Sanofi Puerto Rico Group Savings Plan as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2022, which report appears in the December 31, 2022 annual report on Form 11-K of the Sanofi Puerto Rico Group Savings Plan.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

West Chester, Pennsylvania

June 28, 2023